EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to Consolidated Communications Holdings, Inc.’s registering additional shares, all of which is issuable or may become issuable in the future pursuant to the Registrant’s Amended and Restated Long-Term Incentive Plan, of our report dated March 4, 2022, with respect to the consolidated financial statements of Consolidated Communications Holdings, Inc. and subsidiaries and the effectiveness of internal control over financial reporting of Consolidated Communications Holdings, Inc., and subsidiaries included in its Annual Report (Form 10-K) for the year ended December 31, 2021 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

St. Louis, Missouri
March 1, 2023